Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

September 11, 2015

VIA: EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Jerard Gibson, Esq.

RE:	Medicine Man Technologies, Inc.; Registration Statement on Form S-1/A4 Filed April 14, 2015 SEC File No. 333-203424

Dear Mr. Gibson:

Filed electronically on behalf of Medicine Man Technologies, Inc. (the “Registrant” or “Company”) is Amendment No. 4 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of September 9, 2015. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made. All references to page numbers are to the redlined Amendment that has been forwarded to you under separate cover.

Description of Business

Description of Services/Pricing, page 24

1. The Amendment contains enhanced disclosure on the services provided by the Company. However, it is respectfully submitted that these services are relatively simple. As previously disclosed, they consist of (i) assisting in the development of the client’s cultivation activities by interacting with the client’s grow specialists; and (ii) retail assistance including layout, location and other criteria generally applicable to a retail business, each using the practical experience they have developed. As of the date of the Amendment, no one client has accounted for 10% or more of the Company’s annual revenues and the Company is not dependent upon any one or affiliated group of clients for its business. A form of the agreement used by the Company in retaining its clients is included in the Amendment as an exhibit. See pages 20, 24 and the new exhibit.

Securities and Exchange Commission

September 11, 2015

2. The Company does not produce or grow any product. It provides services to clients who produce or grow product. Clients advise the Company of the size of the cultivation it desires and the space that is available to grow, along with other factors. The Company, through its prior experience, then advises the client as to possible cultivation alternatives available to it. The price point referenced in the staff’s comment is merely a function of the market. The Company offers services based upon its reputation and ability to provide consulting services in the industry that others find valuable.

3. If a client’s application is not approved, all obligations under the consulting agreement cease. No refund is required and the parties have no further legal obligation to the other. The Amendment includes revised disclosure to emphasize this issue. See page 21-22.

4. As cited above, the current fee structure of the Company is fluid. As the industry and market grow, the value of the Company’s expertise is also expected to become more valuable. As previously disclosed, certain factors such as geographic location and cultivation size play a role in the contract price, which is negotiated with the client on an arms-length basis. See page 22.

Financial Statements

5. The reference to the relevant note in the opinion has been revised per the staff’s comment. See page F-2.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm